SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)
 AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. __)

T.O.D. TASTE ON DEMAND INC.

(Name of Issuer)

Common Stock, $.001 par value

 (Title of Class of Securities)

87260N101

 (CUSIP Number)

Howard H. Jiang, Esq.
Troutman Sanders LLP
The Chrysler Building
405 Lexington Avenue
New York, New York 10174
 (212-704-6063)

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 12, 2010

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties for whom copies are to be sent.
___________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87260N101

1)	Name of Reporting Persons:

Crown Orient International Limited
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3)	SEC Use Only

4)	Source of Funds (See Instructions)

AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐

6)	Citizenship Or Place Of Organization

British Virgin Islands
	(7)	Sole Voting Power

Number of		11,020,000
Shares	(8)	Shared Voting Power
Beneficially
Owned		0
By Each	(9)	Sole Dispositive Power
Reporting
Person With		11,020,000
	(10)	Shared Dispositive Power

		0
11)	Aggregate Amount Beneficially Owned by Each Reporting Person

11,020,000

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13)	Percent of Class Represented by Amount in Row (11)

64.82% (1)
14)	Type of Reporting Person

CO

2 Based on 17,000,000 outstanding shares of the common stock, par value $0.001 per share upon the completion of the merger as reported in the Issuer's report on Form 8-K dated as of February 12, 2010.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of T.O.D. Taste On Demand Inc. (the “Issuer”), a Nevada corporation.  The principal executive office of the Issuer is located at Jiangsu Zhenyu Environmental Protection Technology Co. Ltd, West Garden, Gaocheng Town, Yixing City, Jiangsu Province, P.R. China, 214214.

Item 2.	Identity and Background.

(a)   This statement is being filed by Crown Orient International Limited, a British Virgin Islands corporation (the "Reporting Person").

(b)   The Reporting Person's business address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(c)   The Reporting Person is the principal shareholder of the Issuer upon the completion of the merger.

(d)   During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.

(f)   The Reporting Person is a British Virgin Islands corporation.
Item 3.	Source and Amount of Funds or Other Consideration.

On February 12, 2010, the Issuer acquired all of the outstanding capital stock of Dragon Path through the merger with China Environmental Protection Inc., a Nevada corporation (the “Merger Sub”) wholly owned by the Issuer (“Reverse Merger”). Dragon Path is a holding company whose only asset, held through a subsidiary, is 100% of the registered capital of Yixing Dragon Path Environment Technology Limited (“Yixing Dragon Path”), a limited liability company organized under the laws of the People’s Republic of China (“China” or “PRC”). Substantially all of Dragon Path's operations are conducted in China through Yixing Dragon Path, and through contractual arrangements with Yixing Dragon Path’s consolidated affiliated entity in China, Jiangsu Zhenyu Environmental Protection Technology Co. Ltd. (“Zhenyu”). Zhenyu is engaged in design, manufacture, and installation of water and waster water treatment equipment for environmental protection purposes, as well as providing high-quality after-sales services.

As a result of the Reverse Merger, the Issuer acquired 100% of the capital stock of Yixing Dragon Path and consequently, control of the business and operations of Zhenyu. Prior to the reverse merger, the Issuer was a development stage company with no revenues or profits. From and after the closing date of the Reverse Merger, the Issuer's primary operations consist of the business and operations of Zhenyu.

Item 4.	Purpose of Transaction.

The Reverse Merger was part of a series of transactions undertaken by the Issuer in order to accomplish the acquisition of the business of Zhenyu.

Other transactions included, without limitation:

(1)    a series of restructuring transactions through which Yixing Dragon Path acquired control over the business operations and financial affairs of Zhenyu;

(2)    the resignation of the Issuer's Chief Executive Officer and the appointment of new Chief Executive Officer and directors on February 12, 2010;

(3)    before the closing of the Reverse Merger, the Issuer affected a 4.61896118 for 1 reverse split of the outstanding common stock of the Issuer, so that after such split but before the issuance of the merger consideration there were approximately issued and outstanding 850,000 shares of common stock of the Issuer.

(4)    before the closing of the Reverse Merger, on February 11, 2010, the Issuer contributed all of the assets of the Issuer's business to T.O.D. (2010) Inc. a Nevada corporation  ("Spin-Off Sub")  which is wholly-owned by the Issuer,  in preparation for a distribution of the stock of such subsidiary to the shareholders of the Issuer. The restricted shares of Spin-Off Sub will be distributed to the shareholders of the Issuer as of February 11, 2010.

 (5)   as part of the Reverse Merger, the Issuer’s name was changed from “T.O.D. Taste On Demand Inc.” to the Merger Sub’s name “China Environmental Protection Inc..” The Issuer is communicating with FINRA for the name change and trading symbol change on the OTC Bulletin Board.

(6)    an option agreement that gives Mr. Boping Li, Chairman, President and Chief Executive Officer of Zhenyu, his wife Ms. Qinfen Ding, and Mr. Panhong Li the right to become the beneficial owner of the majority of the common stock of the Issuer. That agreement is between Mr. Weihua Zhao, the sole shareholder of the Reporting Person, Mr. Boping Li, Ms. Qinfen Ding and Mr. Panhong Li. Under the agreement, Mr. Boping Li, Ms. Qinfen Ding and Mr. Panhong Li were granted an option to purchase all of the Reporting Person's stock in the Issuer, in three years provided that the Issuer’s revenue reaches certain revenue thresholds.

Except as set forth herein, the Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right from time to time to acquire or dispose of shares of Common Stock or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.	Interest in Securities of the Issuer.

(a)	The Reporting Person now beneficially owns 11,020,000 shares of Common Stock which represent 64.82% of the Common Stock of the Issuer.

(b)	As to the 11,020,000 shares, Reporting Person owns the following rights: Sole Voting Power: 11,020,000
Shared Voting Power: 0 Sole Dispositive Power: 11,020,000 Shared Dispositive Power: 0

(c)	None.

(d)	None.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the arrangements pursuant to the Reverse Merger and the option agreement described above, the Reporting Person has not entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item No	Description

10.1(1)	Agreement and Plan of Merger dated February 9, 2010, by and among the Issuer, Merger Sub and the Reporting Person.
10.2(1)	Incentive Option Agreement dated January 27, 2010 among Boping Li, Qinfen Ding, Panhong Li and the Reporting Person.

(1)	Incorporated by reference from our Current Report on Form 8-K filed with the Commission on February 12, 2010.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: Crown Orient International Limited

Date: February 22, 2010	/s/ Weihua Zhao
Name: Weihua Zhao